UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

82 Richmond Street East, 4th Floor

Toronto, Ontario

Canada, M5C 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Explanatory Note

On October 3, 2025, Collective Mining Ltd. (“the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with BMO Nesbitt Burns Inc. “BMO”) and Scotia Capital Inc. (together with BMO, the “Lead Underwriters”) and as lead managers and joint bookrunners, along with Clarus Securities Inc., Canaccord Genuity Corp., Roth Canada, Inc., and Ventum Financial Corp. (together with the Lead Underwriters, the “Canadian Underwriters”) and Jett Capital Advisors, LLC (the “Non-Canadian Underwriter” and together with the Canadian Underwriters, the “Underwriters”), to purchase, on a bought deal basis, 6,600,000 common shares of the Company (the “Offered Shares”) at the price of Cdn $19.00 per Offered Share (the “CS Issue Price”) for aggregate gross proceeds of approximately Cdn$125,400,000 million (the “Offering”). The Offering was made by way of a prospectus supplement of the Company dated October 3, 2025 (the “Prospectus Supplement”) to the Company’s existing Canadian short form base shelf prospectus dated December 4, 2023 (the “Base Shelf Prospectus, and together with the Prospectus Supplement, the “Prospectus”). The Prospectus Supplement was filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, other than Quebec and Nunavut. A portion of the Offered Shares may be issued in the United States to “accredited investors” as defined in Rule 501(a) of Regulation D of the United States Securities Act of 1933, as amended.

In addition, the Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase up to an additional 990,000 Offered Shares at the CS Issue Price, for a period of 30 days from and including the closing date of the Offering, which is expected to take place on or about October 8, 2025, subject to receipt of all regulatory approvals, for additional aggregate proceeds to the Company of Cdn $18,810,000 million (assuming the full exercise of the Over-Allotment Option).

The Company intends to complete a concurrent non-brokered private placement of 789,473 of its common shares (the “Common Shares”) at a price of $19.00 per Common Share for gross proceeds of $14,999,987 (the “Concurrent Private Placement”). The Concurrent Private Placement will be to Agnico Eagle Mines Ltd., which has a contractual participation right in equity offerings of the Company. The Concurrent Private Placement will be done through a separate transaction that is not qualified by the Prospectus and is expected to close concurrent with the Offering on or about October 8, 2025, subject to receipt of all regulatory approvals.

The Company intends to use the net proceeds of the Offering to fund ongoing work programs to advance the Guayabales Project, to pursue other exploration and development opportunities, and for working capital and general corporate purposes.

The Prospectus and Underwriting Agreement are attached hereto as exhibits and are being provided for informational purposes only.

In accordance with General Instruction B of Form 6-K, the Exhibit Information shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Prospectus Supplement dated October 3, 2025, together with the Base Shelf Prospectus dated December 4, 2023.
99.2	Underwriting Agreement by and among the Company and the Underwriters, dated October 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.
Date: October 6, 2025
	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary

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